January 16, 2026

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: FIS Trust; File No. 333-290397—Request Withdrawal of Amendment Withdrawal Request

Dear Sir/Madam:

The Registrant requests withdrawal of the Form AW filed with the Securities and Exchange Commission via EDGAR Accession No. 0001999371-25-020339 (the "Form AW") on December 15, 2025, which requested the withdrawal of Form N-14, the Registrant's Registration Statement under the 1933 Act (the "Registration Statement") which was filed with the Commission via EDGAR Accession No. 0001999371-25-019882 on December 9, 2025.

The Form AW erroneously requested that Pre-Effective Amendment No. 2 of the Registration Statement be withdrawn. The correct withdraw request was for Pre-Effective Amendment No. 1 of the Registration Statement.

If you have any questions concerning this filing, please contact Bibb L. Strench at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench

Bibb L. Strench